Exhibit 99.1

Jameson Inns, Inc.	PRESS RELEASE

8 Perimeter Center East, Suite 8050         Atlanta, Georgia 30346         (770) 481-0305         FAX (770) 901-9550

FOR IMMEDIATE RELEASE

August 11, 2005

Investor Relations Contacts:
EPOCH Financial	(888) 654-5318
Todd Atenhan	tatenhan@epochfinancial.com
James Kautz	jkautz@epochfinancial.com

Jameson Inns, Inc. Reports Second Quarter 2005 Results

•	Double-Digit System-Wide RevPAR Increase
•	Jameson Brand RevPAR jumps 11.5%
•	Q2 Net Income Reverses Loss, Grows to $2.5 Million
•	Sales of Three Signature Inns Completed
•	Jameson Remains #1 in Guest Satisfaction for Three Consecutive Quarters

ATLANTA—Jameson Inns, Inc. (NASDAQ: JAMS), owner and operator of Jameson Inn and Signature Inn hotels, today announced financial results for the quarter ended June 30, 2005.

Second Quarter Results

Net income attributable to common stockholders was approximately $2.5 million, or $0.04 per share in the second quarter 2005, compared to a net loss of approximately $555,000, or $0.04 per share in same period of 2004. The net change was primarily due to the increase in ADR and occupancy and the elimination of the preferred dividends of approximately $1.7 million accrued in second quarter 2004. Preferred dividends were eliminated as a result of the redemption of the preferred stock in August 2004.

•	Lodging revenue grew by approximately $1.3 million (or 5.9%) to $23.4 million in second quarter 2005 from $22.1 million in second quarter 2004.

•	RevPAR improvements by the Jameson Inn brand (11.5%), combined with a substantial slowing in the performance by the Signature brand produced an overall double-digit increase (10.2%) in company-wide RevPAR. Along with a rising ADR (up $2.80, or 4.6%), occupancy rose by a full three percentage points. “We believe these results are a clear indication that our markets are improving across the company, and that we are well positioned in these markets to take advantage of the increased lodging demand,” said Thomas W. Kitchin, Chairman and Chief Executive Officer of Jameson Inns, Inc. “The fact that we were able to grow both rate and occupancy validates our belief that customers continue to be drawn to our price value proposition and our Perfect Stay guarantee.”

•	The Jameson Inn brand occupancy rate increased to 62.2% in second quarter 2005 from 59.2% in second quarter 2004. ADR for the Jameson Inn brand increased 6.1% in second quarter 2005 as compared to second quarter 2004. This combination drove RevPAR to $39.29, more than $4.00 higher than the same period last year.

•	ADR for the Signature Inn brand increased to $67.98 in second quarter 2005 from $67.36 in second quarter 2004, while the Signature Inn occupancy rate fell slightly to 43.1% from 44.2%. RevPAR at Signature Inns decreased by 1.7%. “We appear to have stemmed the tide of double digit decreases at Signature,” said Kitchin. “It’s especially impressive since three of our best Signature Inns are now Jameson Inns, and their 2005 results are no longer included with the Signature brand.”

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Six-Months Results

Net income attributable to common stockholders was approximately $630,000, or $0.01 per share in the first six months of 2005, compared to a net loss of approximately $8.6 million, or $0.64 per share in the same period of 2004. The net change was primarily due to a one time lease termination expense in 2004 of approximately $9.0 million as a result of the acquisition of Kitchin Hospitality, LLC, partially offset by an income tax benefit of approximately $1.4 million to establish initial deferred tax asset as a result of the change in taxable status in 2004, and by the elimination of the preferred dividends of approximately $3.3 million accrued in the six months ended June 30, 2004 due to the redemption of the preferred stock in August 2004.

•	Despite having 1.9% fewer rooms available to rent, lodging revenue rose 2.5% to $42.0 million during the first six months of 2005 compared to $40.9 million in the same period in 2004.

•	During the first six months, the occupancy rate for the Jameson Inn brand increased to 57.8% from 55.9%. ADR for the Jameson Inn brand increased 7.1% for the first six months 2005 as compared to the same period of 2004. This combination resulted in a RevPAR increase of 10.8% for the Jameson Inn brand.

•	During the first six months, the occupancy rate for the Signature Inn brand decreased to 35.7% from 38.9%. ADR for the Signature Inn brand increased 1.0% for the first six months of 2005 as compared to the first six months of 2004. This combination resulted in a RevPAR decrease of 7.6% for the Signature Inn brand.

Discontinued Operations

During the second quarter of 2005, three Signature Inns located in Bettendorf, Iowa; Terre Haute, Indiana; and Dayton, Ohio, were sold for the aggregate sales price of approximately $6.1 million resulting in a net gain of approximately $289,000.

Hotels under Renovation and Conversion

The Company continues to execute a strategy of selling certain Signature Inn hotels and converting the remaining Signature Inns to its primary Jameson Inn brand. The conversions are accompanied by a significant renovation and upgrade to the physical property. “Early results from our newly converted Jameson Inns in Louisville, Kentucky and Knoxville, Tennessee are very encouraging,” said Kitchin. “At each hotel, we have been able to win back business which had been lost over the years as newly built competition came to the markets. These are now properties that compete well, and add to the strength of the Jameson Inn brand.” Work has already begun to convert two additional Signature Inns to Jameson Inns in South Bend and Elkhart, Indiana. These projects should be completed in the early fall of 2005. The Company invested approximately $3.1 million in the second quarter of 2005 and approximately $4.8 million in the first six months of 2005 for its capital refurbishment, renovation and conversion projects.

Guest Satisfaction Survey Results

For the third consecutive quarter, Jameson Inn dominated in the economy sector for guest satisfaction by Market Metrix, LLC, the leading provider of market research services for the hospitality industry. Jameson was number one in this survey for both calendar years 2003 and 2004. A link to the Market Metrix website results has been added to the Company’s website, www.jamesoninns.com.

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Inns

At June 30, 2005, the Company owned and operated 110 Inns, of which 93 are Jameson Inns, located predominantly in the southeastern United States and 17 are Signature Inns, located predominantly in the mid-western United States. The Company licenses the use of the Jameson Inn brand to the owners of 12 other Jameson Inns.

The Company’s 110 owned and 12 franchised Inns are located in the following thirteen states:

					Combined
	Jameson Inns		Signature Inns				Percentage of Total Rooms
State	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms
Georgia	31	1,598	—	—	31	1,598	20.2%
Indiana	—	—	13	1,445	13	1,445	18.2%
Alabama	18	960	—	—	18	960	12.1%
Tennessee	12	781	—	—	12	781	9.9%
N. Carolina	14	677	—	—	14	677	8.6%
S. Carolina	10	577	—	—	10	577	7.3%
Florida	6	390	—	—	6	390	4.9%
Illinois	—	—	3	371	3	371	4.7%
Mississippi	6	349	—	—	6	349	4.4%
Kentucky	3	305	—	—	3	305	3.9%
Louisiana	3	213	—	—	3	213	2.7%
Ohio	—	—	1	125	1	125	1.6%
Virginia	2	122	—	—	2	122	1.5%

Total	105	5,972	17	1,941	122	7,913	100.0%

Earnings Conference Call

As previously announced, the Company’s second quarter earnings conference call is scheduled for 11:00 am EDT, August 12, 2005. A simultaneous webcast of the conference call is available by accessing the Investor Relations section of the Company’s website at www.jamesoninns.com. To listen to the call, dial 877-462-0700 (domestic) or 706-679-3971 (international) and ask for the Jameson Inns, Inc. second quarter earnings conference call hosted by Mr. Tom Kitchin. A replay of the conference call will be available for thirty days following the call on www.jamesoninns.com and by telephone for thirty days by calling 800-642-1687 (domestic) or 706-645-9291 (international) and requesting conference ID 8454801.

For more information about Jameson Inns, Inc., visit the Company’s website at www.jamesoninns.com.

Forward-Looking Statements

Certain matters discussed in this press release may constitute “forward-looking statements” within the meaning of federal securities regulations. All forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual transactions, results, performance or achievements to be materially different from any future transactions, results, performance or achievements expressed or implied by such forward-looking statements. General economic conditions, competition, and governmental actions will affect future transactions, results, performance, and achievements. These risks are presented in detail in the Company’s filings with the Securities and Exchange Commission. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the Company’s expectations will be attained or that any deviations will not be material. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

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Operating Statistics

	Three Months Ended June 30,
	Room Nights Available		Occupancy Rate		Average Daily Rate		RevPAR		RevPAR Change
Brand	2005	2004	2005	2004	2005	2004	2005	2004
Jameson Inns (1)	499,833	473,564	62.2%	59.2%	$63.17	$59.53	$39.29	$35.24	11.5%
Signature Inns (1)	120,848	153,699	43.1%	44.2%	$67.98	$67.36	$29.27	$29.76	(1.7)%
Combined Brands (1)	620,681	627,263	58.5%	55.5%	$63.86	$61.06	$37.34	$33.90	10.2%
Discontinued Operations	76,919	88,361	45.8%	39.6%	$56.82	$57.35	$26.01	$22.70	14.6%

	Six Months Ended June 30,
	Room Nights Available		Occupancy Rate		Average Daily Rate		RevPAR		RevPAR Change
Brand	2005	2004	2005	2004	2005	2004	2005	2004
Jameson Inns (1)	961,533	951,342	57.8%	55.9%	$63.01	$58.81	$36.40	$32.85	10.8%
Signature Inns (1)	272,948	307,398	35.7%	38.9%	$66.39	$66.01	$23.71	$25.66	(7.6)%
Combined Brands (1)	1,234,481	1,258,740	52.9%	51.7%	$63.51	$60.13	$33.59	$31.09	8.0%
Discontinued Operations	160,799	182,182	37.8%	34.7%	$55.61	$55.90	$21.02	$19.39	8.4%

	Three Months Ended June 30,
	Room Nights Available		Occupancy Rate		Average Daily Rate		RevPAR		RevPAR Change
Brand	2005	2004	2005	2004	2005	2004	2005	2004
Converted Inns (2)	32,881	32,942	50.7%	46.3%	$68.12	$70.31	$34.52	$32.57	6.0%
Inns under renovation and conversion (3)	22,568	22,568	38.4%	39.6%	$68.19	$67.71	$26.16	$26.80	(2.4)%

(1)	Brand statistics reflect only owned hotels included in continuing operations. At June 30, 2005 there are five Signature Inns being held for sale and classified as discontinued operations.
(2)	The Signature Inn in Knoxville, Tennessee and the two Signature Inns in Louisville, Kentucky were converted and began operating as Jameson Inns on April 1, 2005.
(3)	Signature Inn in South Bend and Elkhart, Indiana were under renovation and conversion during the second quarter of 2005.

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Condensed Consolidated Balance Sheets

	June 30, 2005	December 31,
	(unaudited)	2004
Assets
Current Assets:
Cash and cash equivalents	$10,384,040	$1,626,322
Restricted cash	668,737	1,745,171
Trade accounts receivable, net of allowance of $99,139 and $124,504 at June 30, 2005 and December 31, 2004, respectively	2,229,264	1,442,912
Other receivables	200,051	206,706
Prepaid expenses	1,099,488	554,105
Inventory	1,276,311	1,345,261

Total current assets	15,857,891	6,920,477

Operating property and equipment	348,553,330	350,763,365
Property and equipment held for sale	11,270,674	16,754,836
Less accumulated depreciation	(90,547,551)	(91,160,887)

	269,276,453	276,357,314

Deferred finance costs, net	2,238,664	1,881,995
Other assets	664,756	976,554
Investment in Jameson Inns Financing Trust I	812,000	—

Total assets	$288,849,764	$286,136,340

Liabilities and Stockholders’ Equity
Current Liabilities:
Current maturities of mortgage notes payable	$54,154,292	$49,991,739
Line of credit borrowings	2,000	110,216
Accounts payable and accrued expenses	4,359,962	4,582,803
Accrued interest payable	889,596	830,368
Accrued property and other taxes	2,676,493	2,165,734
Accrued payroll	1,166,428	1,150,571

Total current liabilities	63,248,771	58,831,431

Mortgage notes payable, less current portion	118,258,865	147,737,940
Notes due Jameson Inns Financing Trust I	27,062,000	—

Total liabilities	208,569,636	206,569,371

Stockholders’ Equity
Common stock, $0.10 par value, 100,000,000 shares authorized, 57,412,310 shares and 57,052,630 shares issued and outstanding at June 30, 2005 and December 31, 2004, respectively	5,741,231	5,705,263
Contributed capital	110,502,276	110,375,931
Unamortized deferred compensation	(1,898,071)	(1,819,158)
Accumulated deficit	(34,065,308)	(34,695,067)

Total stockholders’ equity	80,280,128	79,566,969

Total liabilities and equity	$288,849,764	$286,136,340

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Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	(unaudited)		(unaudited)
	2005	2004	2005	2004
Lodging revenues	$23,431,926	$22,136,246	$41,953,857	$40,934,595
Other revenues	172,373	108,142	292,439	202,704

Total revenues	23,604,299	22,244,388	42,246,296	41,137,299

Direct lodging expenses	11,677,879	11,336,513	22,177,478	21,898,623
Property and other taxes and insurance	1,445,547	1,316,306	2,857,659	2,609,745
Depreciation	3,204,771	3,385,683	6,313,541	6,864,063
Corporate general and administrative	2,018,640	1,774,296	4,360,409	3,439,893

Total expenses	18,346,837	17,812,798	35,709,087	34,812,324

Income from operations	5,257,462	4,431,590	6,537,209	6,324,975
Interest expense	3,157,955	2,595,915	5,949,527	5,260,340
Early extinguishment of mortgage notes	219,644	—	219,644	9,419
Lease termination costs	—	—	—	8,954,361
Gain on sale of property and equipment	(4,374)	(11,708)	(4,374)	(69,240)

Income (loss) before income taxes and discontinued operations	1,884,237	1,847,383	372,412	(7,829,905)

Deferred tax benefit due to change in taxable status	—	—	—	(1,397,672)
Income tax expense (benefit)	—	874,438	—	(1,287,833)

Net income (loss) from continuing operations	1,884,237	972,945	372,412	(5,144,400)

Income (loss) from discontinued operations	280,654	12,966	(32,058)	(579,526)
Gain on sale of discontinued operations	289,405	—	289,405	252,547
Income tax benefit	—	(126,654)	—	(171,972)

Net income (loss) from discontinued operations	570,059	139,620	257,347	(155,007)

Net income (loss)	2,454,296	1,112,565	629,759	(5,299,407)
Preferred stock dividends		1,667,169		3,334,359

Net income (loss) attributable to common stockholders	$2,454,296	$(554,604)	$629,759	$(8,633,766)

Per common share (basic and diluted):
Income (loss) from continuing operations attributable to common stockholders	0.03	(0.05)	0.01	(0.63)
Income (loss) from discontinued operations	0.01	0.01	0.00	(0.01)

Net income (loss) attributable to common stockholders	$0.04	$(0.04)	$0.01	$(0.64)

Weighted average shares – basic and diluted	56,571,716	13,493,337	56,566,394	13,500,997

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Consolidated Statements of Cash Flows

	Six Months Ended June 30,
	(unaudited)
	2005	2004
Operating activities
Net income (loss) from continuing operations	$372,412	$(5,144,400)
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities:
Depreciation	6,313,541	6,864,063
Amortization of deferred finance costs	276,125	423,689
Stock-based compensation expense	122,363	177,678
Early extinguishment of mortgage notes	219,644	9,419
Lease termination costs- non cash	—	9,215,220
Gain on sale of property and equipment	(4,374)	(69,240)
Deferred income tax benefit	—	(2,872,186)
Changes in assets and liabilities increasing (decreasing) cash:
Trade accounts receivable, net	(786,352)	(576,331)
Other receivables	6,655	10,898
Prepaid expenses and other assets	(343,018)	(987,123)
Inventory	68,950	36,834
Accounts payable and accrued expenses	(262,320)	(518,513)
Accrued interest payable	102,928	(62,599)
Accrued property and other taxes	510,759	565,362
Accrued payroll	15,857	165,738

Net cash provided by operating activities	6,613,170	7,238,509

Investing activities
Reductions from restricted cash FF&E reserves	1,076,434	240,356
Proceeds from sale of land, property and equipment	5,586,752	4,621,471
Additions to property and equipment	(4,796,034)	(1,516,359)

Net cash provided by investing activities	1,867,152	3,345,468

Financing activities
Preferred stock dividends paid	—	(3,334,229)
Proceeds from issuance of common stock	516	4,542
Proceeds from trust preferred securities offering, net of deferred finance costs	25,465,500	—
Advances for mortgage note refinancing	(200,000)	—
(Payments of) proceeds from lines of credit, net	(108,216)	2,020,000
Payments of deferred finance costs	(131,107)	(196,959)
Payoffs of mortgage notes payable	(19,155,680)	(4,499,592)
Payments on mortgage notes payable	(6,204,542)	(5,101,102)

Net cash used in financing activities	(333,529)	(11,107,340)

Net cash provided by (used in) continuing operations	8,146,793	(523,363)
Net cash provided by discontinued operations	610,925	178,657

Net change in cash	8,757,718	(344,706)
Cash at beginning of period	1,626,322	3,549,083

Cash at end of period	$10,384,040	$3,204,377

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Reconciliation of Net Income (Loss) to EBITDA

	Three Months Ended June 30, 2005			Three Months Ended June 30, 2004
	As Reported	Continuing Operations	Discontinued Operations	As Reported	Continuing Operations	Discontinued Operations
	(dollars in thousands)			(dollars in thousands)
Net income (loss) attributable to common stockholders	$2,454	$1,884	$570	$(555)	$(694)	$139
Depreciation	3,205	3,205	—	3,663	3,386	277
Interest expense	3,388	3,158	230	2,908	2,596	312
Income tax expense (benefit)	—	—	—	748	874	(126)
Preferred dividends	—	—	—	1,667	1,667	—

EBITDA	$9,047	$8,247	$800	$8,431	$7,829	$602

The items listed below have not been included as adjustments in the above calculation of EBITDA:
Gain on sale of property and equipment	$(293)	$(4)	$(289)	$(12)	$(12)	$—
Early extinguishment of mortgage notes	220	220	—	—	—	—
Stock based compensation expense (income)	(92)	(92)	—	105	105	—

	$(165)	$124	$(289)	$93	$93	$—

	Six Months Ended June 30, 2005			Six Months Ended June 30, 2004
	As Reported	Continuing Operations	Discontinued Operations	As Reported	Continuing Operations	Discontinued Operations
	(dollars in thousands)			(dollars in thousands)
Net income (loss) attributable to common stockholders	$630	$373	$257	$(8,634)	$(8,479)	$(155)
Depreciation	6,314	6,314	—	7,426	6,864	562
Lease termination costs	—	—	—	8,954	8,954	—
Interest expense	6,474	5,950	524	5,902	5,261	641
Income tax benefit	—	—	—	(2,857)	(2,685)	(172)
Preferred dividends	—	—	—	3,334	3,334	—

EBITDA	$13,418	$12,637	$781	$14,125	$13,249	$876

The items listed below have not been included as adjustments in the above calculation of EBITDA:
Gain on sale of property and equipment	$(293)	$(4)	$(289)	$(322)	$(69)	$(253)
Early extinguishment of mortgage notes	220	220	—	9	9	—
Stock based compensation expense	122	122	—	178	178	—

	$49	$338	$(289)	$(135)	$118	$(253)

The Company considers EBITDA to be an indicator of operating performance because it can be used to measure its ability to service debt, fund capital expenditures and expand its business. EBITDA is defined as income before interest expense, income tax expense, preferred stock dividends, depreciation and amortization and certain non-recurring items. The lease termination costs incurred in 2004 are considered “non-recurring” under relevant SEC guidelines.

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The Company uses EBITDA to measure the financial performance of its operations because it excludes interest, preferred dividends, income taxes, and depreciation, which bear little or no relationship to operating performance. EBITDA from continuing operations also excludes those items which relate to net income (loss) from discontinued operations. By excluding interest expense and preferred dividends, EBITDA measures financial performance irrespective of the Company’s capital structure or how it finances its hotel properties and operations. By excluding income taxes, the Company believes EBITDA provides a basis for measuring the financial performance of its operations excluding factors that its hotels cannot control. By excluding depreciation expense, which can vary from hotel to hotel based on historical cost and other factors unrelated to the hotels’ financial performance, EBITDA measures the financial performance of its operations without regard to their historical cost. For all of these reasons, the Company believes that EBITDA and EBITDA from continuing operations provide information that is relevant and useful in evaluating its business.

However, because EBITDA excludes depreciation, it does not measure the capital required to maintain or preserve its fixed assets. In addition, because EBITDA does not reflect interest expense and preferred dividends, it does not take into account the total amount of interest paid on outstanding debt and preferred dividends nor does it show trends in interest costs due to changes in borrowings or changes in interest rates. EBITDA, as defined by the Company, may not be comparable to EBITDA as reported by other companies that do not define EBITDA exactly as the Company defines the term. Because the Company uses EBITDA to evaluate its financial performance, the Company reconciles it to net income (loss) (and in the case of EBITDA from continuing operations, to net income (loss) from continuing operations), which is the most comparable financial measure calculated and presented in accordance with GAAP. EBITDA does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income or net income (loss) determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity.